Exhibit 99.4
May 10, 2024

Diversified Energy Company PLC
(“Diversified” or the "Company")

Results of Annual General Meeting

Diversified Energy Company PLC (LSE:DEC, NYSE:DEC) is pleased to announce that 19 of the 20 resolutions put to shareholders at the Company's Annual General Meeting held on May 10, 2024 were duly passed.

The total votes were cast as follows:

Resolution		For	%	Against	%	Withheld
1	Receipt of Annual Report	27,506,194	100%	114,671	—%	45,390
2	Approval of Final Dividend	27,558,648	100%	60,423	—%	47,184
3	Authority to re-appoint Auditor	27,539,845	100%	73,130	—%	53,280
4	Authority to determine Auditor's Remuneration	27,537,231	100%	74,241	—%	54,783
5	Re-elect David Edward Johnson	27,488,334	100%	109,076	—%	68,845
6	Re-elect Robert "Rusty" Russell Hutson, Jr.	27,488,900	100%	116,520	—%	60,835
7	Re-elect Martin Keith Thomas	27,338,568	99%	258,367	1%	69,320
8	Re-elect David Jackson Turner, Jr.	27,484,345	100%	113,025	—%	68,885
9	Re-elect Sandra Mary Stash	27,477,544	100%	119,729	—%	68,982
10	Re-elect Sylvia Kerrigan	24,775,407	90%	2,821,864	10%	68,984
11	Re-elect Kathryn Klaber	25,665,454	93%	1,930,166	7%	70,635
12	Authority to allot shares	27,360,201	99%	245,270	1%	60,784
13	Directors' Remuneration Report	25,389,754	92%	2,133,133	8%	143,368
14	Political donations & expenditures	26,524,295	99%	215,584	1%	926,376
15	Dis-apply pre-emption rights	27,385,786	99%	212,865	1%	67,604
16	Dis-apply pre-emption rights (Acquisitions)	26,288,866	95%	1,311,212	5%	66,177
17	Purchase of Company's own shares	27,559,045	100%	56,658	—%	50,552
18	Share Repurchase Contracts and Counterparties	27,552,632	100%	56,785	—%	56,838
19	Amendment to 2017 Equity Incentive Plan	20,505,417	74%	7,068,872	26%	91,966
20	Short General Meeting notice period	27,380,594	99%	220,917	1%	64,744

Note: A vote "Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" or "Against" shown.

The full text of the resolutions passed at the AGM has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Board of Diversified Energy Company PLC (the “Board”) is pleased to note that shareholders approved the overwhelming majority of resolutions. Having actively engaged with many shareholders ahead of the AGM and throughout the year, the Board would like to thank shareholders for their input and continued support.

Whilst pleased that shareholders approved most of the resolutions with majorities in excess of 99%, the Board notes that Resolution 19 (Amendment to 2017 Equity Incentive Plan to increase the number of shares available under the Plan), while receiving 74% of the vote “FOR”, did not meet the 75% threshold to pass.

The Board will continue to engage with key stakeholders throughout 2024 on Equity Incentive Plan matters. Given the need to be agile around incentivization in the future, the Company will continue to work to provide an incentive plan that balances pay with performance in line with US practice. The Company seeks to offer competitive compensation packages to its workforce, fostering employee loyalty and motivation, all of which impact business expansion and our wider strategic objectives. The Board will continue to act in the best interest of shareholders and apply rigour to ensure executive remuneration outcomes are aligned with shareholder expectations. In accordance with provision 4 of the UK Corporate Governance Code, the Company will publish an update on this engagement, in accordance with the UK Corporate Governance Code, within six months of the 2024 AGM and a final summary in the Company's Annual Report for the 2024 Financial Year.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.